UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*


                              NOBILITY HOMES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    654892108
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                              Linda Y. Kelso, Esq.
                        One Independent Drive, Suite 1300
                           Jacksonville, Florida 32202
                                 (904) 359-8713
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 892782103


================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Terry E. Trexler
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [_]
                                                                       (b)   [_]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           Not Applicable.
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [_]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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                                7     SOLE VOTING POWER
        NUMBER OF
                                      2,040
          SHARES          ------------------------------------------------------
                                8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY         ------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
           EACH
                                      2,040
        REPORTING         ------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          PERSON
                                      0
           WITH
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,040
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [_]

--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            <1%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================


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

CUSIP No. 892782103


Item 1.       Security and Issuer

         This Amendment No. 2 to Schedule 13D regarding the Common Stock of Nobility Homes, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on October 23, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 4.       Purpose of Transaction.

         On December 31, 2004 for personal estate and tax planning purposes, Mr. Trexler gifted 2,180,535 shares of Common Stock to the Terry E. Trexler Irrevocable Trust (the "Trust") of which he is the sole beneficiary. By reason of this gift, Mr. Trexler is no longer vested with any voting or investment power with respect to any of these 2,180,535 shares of Common Stock.


Item 5.       Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         (a) and (b) Mr. Trexler beneficially owns 2,040 shares held in trust for the benefit of Mr. Trexler's grandchild, which represents less than 1% of the 4,039,132 shares of the Common Stock outstanding as of December 31, 2004.

         (c) Mr. Trexler has not effected any other transactions in the Company's Common Stock in the past sixty days.

         (d) Not applicable

         (e) December 31, 2004.

            [The remainder of this page is intentionally left blank.]




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

CUSIP No. 892782103




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 10, 2005


                                        /s/ Terry E. Trexler
                                        ----------------------------------------
                                        Terry E. Trexler







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